SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

US LEC CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

Granted Prior to January 1, 2006

(Title of Class of Securities)

90331S 109

(CUSIP Number of Class of Securities)

(Underlying Class A Common Stock)

Aaron D. Cowell, Jr.

President and Chief Executive Officer

US LEC Corp.

Morrocroft III

6801 Morrison Boulevard

Charlotte, North Carolina 28211

(704) 319-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Barney Stewart III

Thomas H. O’Donnell, Jr.

Moore & Van Allen PLLC

100 North Tryon Street, Suite 4700

Charlotte, North Carolina 28202-4003

(704) 331-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,428,663	$905

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,574,882 shares of Class A common stock of US LEC Corp. having an aggregate value of $8,428,663 as of February 17, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee equals $107.00 per $1 million of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory No. 5 for fiscal year 2006.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing party:
Form or Registration No.:	Schedule TO Date filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule l3e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule l3D under Rule l3d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Item 1.    Summary Term Sheet.

The information set forth under the heading “Summary Term Sheet” in the Offer to Exchange, dated February 23, 2006, (the “Offer to Exchange”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the issuer is US LEC Corp., a Delaware corporation (the “Company”), the address of its principal executive offices is Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211, the telephone number of its principal executive offices is (704) 319-1000. The information set forth in the Offer to Exchange under Section 10 (“Information Concerning US LEC Corp.”) is incorporated herein by reference.

(b)    As of February 17, 2006, there were options to purchase 4,899,057 shares of our Class A Common stock, par value $0.01 per share (the “Common Stock”) issued and outstanding, which were granted under the US LEC Corp. 1998 Omnibus Stock Plan, as amended (the “Omnibus Plan”). Options to purchase 4,574,882 shares of our Common Stock were granted before January 1, 2006 and are held by persons eligible to participate in this offering. The information set forth in the Offer to Exchange under the heading “Introduction” is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“Number of Options; Exercise Price; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights; Change of Election”), Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 10 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 13 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 9 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Options”) is incorporated herein by reference. The address of these persons is c/o the Company, Morrocroft III, 6801 Morrison Boulevard, Charlotte, North Carolina 28211 (telephone: (704) 319-1000).

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)    The information set forth in the Offer to Exchange under Section 9 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Options”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)    The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Issuance of New Options”) and Section 10 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)    The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)    The information set forth in the Offer to Exchange under Section 9 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Options”) is incorporated herein by reference.

(b)    The information set forth in the Offer to Exchange under Section 9 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Options”) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)    Not applicable.

Item 10.    Financial Statements.

(a)    The information set forth in the Offer to Exchange under Section 15 (“Information concerning US LEC”) and Section 16 (“Additional Information”) and on pages 36 through 56 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, pages 3 through 15 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005, pages 3 through 14 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2005 and pages 3 through 14 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2005 is incorporated herein by reference.

Item 11.    Additional Information.

(a)    The information set forth in the Offer to Exchange under Section 9 (“Interests of Executive Officers and Directors; Transactions and Arrangements Concerning Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)    Not applicable.

Item 12.    Exhibits.

(a) (1) Offer	to Exchange, dated February 23, 2006.

(2)	Form of Letter of Transmittal.

(3)	Form of Notice of Withdrawal.

(4)	Email to Offerees from Mr. Aaron D. Cowell, Jr. dated February 23, 2006.

(5)	Letter to Offerees from Mr. Aaron D. Cowell, Jr. to be dated on or about February 23, 2006.

(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(7)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

(8)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

(9)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

(10)	The Company’s Current Report on Form 8-K dated February 23, 2006.

(b)	Not applicable.

(c)	Not applicable.

(d)	US LEC Corp. 1998 Omnibus Stock Plan, as amended (the “Omnibus Plan”).

(e)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

US LEC CORP.

/s/ J. Lyle Patrick
J. Lyle Patrick Executive Vice President, Finance and Chief Financial Officer

Date:    February 23, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange, dated February 23, 2006.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Withdrawal.

(a)(4)	Email to Offerees from Mr. Aaron D. Cowell, Jr. dated February 23, 2006.

(a)(5)	Letter to Offerees from Mr. Aaron D. Cowell, Jr. to be dated on or about February 23, 2006.

(a)(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(a)(7)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

(a)(9)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

(a)(10)	The Company’s Current Report on Form 8-K dated February 23, 2006.

(d)	The Omnibus Plan.